SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL is One of First Foreign Companies to Comply with
Sarbanes-Oxley Section 404

São Paulo, April 13, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, announced that it is one of the first Foreign Private Issuers (FPIs) in South America to comply with Section 404 of the Sarbanes-Oxley Act (“404”). Using the criteria for internal controls set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), GOL worked throughout 2005 and achieved 404 compliance in advance of the SEC deadline. The SEC requires 404 compliance for 20-Fs filed after July 2006.

Sarbanes-Oxley, a U.S. law created in 2002 to protect shareholders of public companies against potential accounting fraud or conflicts of interest, requires improvements of financial and non-financial internal controls, improved processes and greater transparency in business activities, resulting in a higher level of corporate governance. Part of this legislation, Section 404, the most rigorous of all, requires an annual evaluation of controls and internal procedures for the distribution of financial reports. In addition, it requires that independent auditors attest to management assertions related to the effectiveness of internal controls and procedures for preparing and distributing financial reports.

To become one of the select few FPIs compliant with 404’s strict guidelines, GOL worked diligently in 2005. The Company created executive and board committees, as well as an operational team involved in project implementation. GOL worked with Ernst & Young Risk Consultants and Big5 Consulting to document and define internal processes related to preparing and distributing financial reports. Controls were tested by management and audited by independent auditors.

“With this unqualified certification, GOL improved its internal procedures, reinforcing the Company’s strong commitment to best practices in corporate governance,” says Richard Lark, Chief Financial Officer of GOL. “It is extremely important that GOL maintain strong internal control systems to assure accuracy of financial reports, better transparency and timely disclosure of results.”

GOL has also complied with Sarbanes-Oxley Section 302, which requires executives to accept personal responsibility for disclosure controls and procedures. Annual financial statements must include certification that management has evaluated the effectiveness of its internal controls. “Completing the intense work to comply with Sections 302 and 404 puts GOL in an even better position to maintain and improve effectiveness of its internal controls,” says Lark.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 460 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding

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service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguai, 009 800 55 1 0007 in Paraguai and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli, or Lucas Toyama	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Ph: (5511) 3049-0343 / 0342	Ph: 212 515 1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.